Exhibit 12(a)

Fifth Third Bancorp

Computations of Consolidated Ratios Of Earnings To Fixed Charges

($ In Millions)

	Year Ended December 31,
Excluding Interest on Deposits:	2003		2002	2001	2000	1999

Fixed Charges:
Interest Expense (excluding interest on deposits)	$498		502	726	878	620
One-Third of Rents, Net of Income from Subleases	14		11	14	14	12

Total Fixed Charges	$512		513	740	892	632

Earnings:
Income Before Income Taxes, Minority Interest
& Cumulative Effect of Accounting Change	$2,547		2,426	1,647	1,672	1,450
Fixed Charges	512		513	740	892	632

Total Earnings	$3,059		2,939	2,387	2,564	2,082

Ratio of Earnings to Fixed Charges, Excluding
Interest On Deposits	5.97	x	5.73	3.23	2.87	3.29

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$1,086		1,430	2,278	2,697	2,026
One-Third of Rents, Net of Income from Subleases	14		11	14	14	12

Total Fixed Charges	$1,100		1,441	2,292	2,711	2,038

Earnings:
Income Before Income Taxes, Minority Interest
& Cumulative Effect of Accounting Change	$2,547		2,426	1,647	1,672	1,450
Fixed Charges	1,100		1,441	2,292	2,711	2,038

Total Earnings	$3,647		3,867	3,939	4,383	3,488

Ratio of Earnings to Fixed Charges, Including
Interest On Deposits	3.32	x	2.68	1.72	1.62	1.71